February 15, 2013

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Dear Ms. Hayes:

This letter is in response to your letter dated January 25, 2013 based on your review of Santander Holdings USA, Inc.’s (the “Company” or “SHUSA”) Form 10-K for the Year Ended December 31, 2011 and Form 10-Q for the Quarter Ended September 30, 2012.

Set forth below are responses to each of the Staff’s comments. For ease of reference, we have repeated the Staff’s comments indicating each comment in boldface text with our response below. We have also underlined proposed additions and struck through proposed text to be deleted in future filings.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 7. Management’s Discussion and Analysis, page 20

1.
We note your response to comment 7 and your proposed disclosure that the first line of defense consists of business line management and staff. Please expand your disclosure to disclose who makes up the second and third line of defense.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will expand its disclosure related to the second and third line of defense similar to the following:
The Company and the Bank have established a governance structure based on three lines of defense against loss. The first line of defense is comprised of business line management and centralized corporate functions that report into the CEO and are responsible for day-to-day risk management. The second line of defense is the enterprise risk management function which is led by the Chief Risk Officer and ~~reports into the CRO and~~ is responsible for risk oversight. The third line of defense ~~reports into the Chief Auditor and~~ is the Company’s internal audit function which is led by the Chief Auditor and is responsible for providing an independent and objective review and assessment of the control infrastructure. The second line of defense reports to the Board Enterprise Risk Committee. The third line of defense reports to the Audit Committee. Both the Board Enterprise Risk Committee and the Audit Committee are committees of the Board of Directors.

Item 8. Financial Statements and Supplementary Data, page 63
Notes to Consolidated Financial Statements, page 74
Note 3 – SCUSA Transaction, page 84

2.	Refer to your response to prior comment 11, and please file the responses and presentation that you provided dated November 8, 2012, November 19, 2012, and January 8, 2013 as correspondence on EDGAR.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 15, 2013

Response: The Company will file the responses and presentation related to prior comment 11 previously provided to the Staff dated November 8, 2012, November 19, 2012, and January 8, 2013 as correspondence on EDGAR.

Note 6 – Loans, page 90

3.
Please refer to our prior comment 14. Please revise your proposed disclosure to more clearly state how frequently you obtain updated property values that are incorporated into your CLTV statistics. Specifically, explain what you mean by your statement that CLTVs are “updated as deemed necessary.” If you do not update these values quarterly in connection with your estimate of the appropriate level of allowance for loan losses, discuss the factors considered when determining an update is necessary and how the potential for outdated information is considered in your estimate of the allowance for loan losses.

Response: The Company acknowledges the Staff’s comment, and in future filings, will more clearly state how frequently updated property values are incorporated into its CLTV statistics similar to the following:

CLTVs are refreshed quarterly by applying Federal Housing Finance Agency Home Price Index changes at a state-by-state level to the last known appraised value of the property to estimate the current CLTV. The Company’s ALLL incorporates the refreshed CLTV information to update the distribution of defaulted loans by CLTV as well as the associated loss given default for each CLTV band. Reappraisals on a recurring basis at the individual property level are not considered cost-effective or necessary; however, reappraisals are performed on certain higher risk accounts to support line management activities, default servicing decisions or when other situations arise where the Company believes the additional expense is warranted.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 195
Loans to Directors and Officers, page 200

4.
We note your response to prior comment 19. Please provide the information required by Item 404(a) of Regulation S-K as it would have appeared in your Form 10-K for the fiscal year ended December 31, 2011 for any loans that were made to your directors and executive officers that were made under the employee discount program you described in your response. Please note that Instruction 404(a)(4)(c) does not apply to loans made under programs offering discounted interest rates to all employees. Please see Compliance and Disclosure Interpretation Question 130.05.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the information required by Item 404(a) of Regulation S-K as it would have appeared in its Form 10-K for the fiscal year ended December 31, 2011 for loans made to its directors and executive officers would have been disclosed similar to the following:

The Bank, as part of its banking business, also extends loans to officers, employees and directors of SHUSA and the Bank. Such loans are provided in the ordinary course of the Bank’s business and on substantially the same terms as those prevailing at the time for comparable transactions with others.

Such loans consist of:

•
A fixed-rate loan to Mr. Davila, an executive officer, in the original principal amount of $417,000. The interest rate on this loan was 4.35%. For 2011, the highest outstanding balance was $219,522 and the outstanding balance at December 31, 2011 was $0. Mr. Davila paid $219,552 in principal and $1,926 in interest on this loan in 2011.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 15, 2013

•
A fixed-rate first mortgage loan to Mr. de Las Heras, a director, in the original principal amount of $400,000. The interest rate on this loan is 3.99%. For 2011, the highest outstanding balance was $389,309, and the balance outstanding at December 31, 2011 was $382,453. Mr. de Las Heras paid $6,855 in principal and $15,422 in interest on this loan in 2011.

•
An adjustable rate first mortgage loan to Mr. Garcia, an executive officer, in the original principal amount of $1,378,125. The interest rate on this loan is 3.125%. For 2011, the highest outstanding balance was $1,378,125, and the balance outstanding at December 31, 2011 was $1,373,490. Mr. Garcia paid $4,635 in principal and $7,172 in interest on this loan in 2011.

•
A fixed-rate first mortgage loan to Mr. Hamill, a director, in the original principal amount of $225,000. The interest rate on this loan is 4.75%. For 2011, the highest outstanding balance was $225,000, and the balance outstanding at December 31, 2011 was $223,573. Mr. Hamill paid $1,427 in principal and $4,452 in interest on this loan in 2011.

•
An adjustable rate first mortgage loan to Mr. Matos, a director and executive officer, in the original principal amount of $417,000. The interest rate on this loan was 2.5%. For 2011, the highest outstanding balance was $242,486, and the balance outstanding at December 31, 2011 was $0. Mr. Matos paid $242,486 in principal and $1,128 in interest on this loan in 2011.

•
An adjustable rate first mortgage loan to Mr. Miree, an executive officer, in the original principal amount of $1,106,250. The interest rate on this loan is 2.25%. For 2011, the highest outstanding balance was $1,106,250, and the balance outstanding at December 31, 2011 was $1,095,438. Mr. Miree paid $10,812.37 in principal and $10,331 in interest on this loan in 2011.

•
An adjustable rate first mortgage loan to Mr. Morata, an executive officer, in the original principal amount of $950,000. The interest rate on this loan was 4.5%. For 2011, the highest outstanding balance was $897,679, and the balance outstanding at December 31, 2011 was $0. Mr. Morata paid $897,679 in principal and $18,405 in interest on this loan in 2011.

•
An adjustable rate first mortgage loan to Mr. Morata in the original principal amount of $912,000. The interest rate on this loan is 2.5%. For 2011, the highest outstanding balance was $912,000, and the balance outstanding at December 31, 2011 was $851,346. Mr. Morata paid $60,654 in principal and $16.789 in interest on this loan in 2011.

•
An adjustable rate first mortgage loan to Mr. Papa, an executive officer, in the original principal amount of $999,900. The interest rate on this loan is 2.75%. For 2011, the highest outstanding balance was $999,900, and the balance outstanding at December 31, 2011 was $994,516. Mr. Papa paid $5,384 in principal and $6,862 in interest on this loan in 2011.

•
An adjustable rate first mortgage loan to Mr. Sabater, an executive officer, in the original principal amount of $986,000. The interest rate on this loan was 3.375%. For 2011, the highest outstanding balance was $975,212, and the balance outstanding at December 31, 2011 was $0. Mr. Sabater paid $975,212 in principal and $27,941 in interest on this loan in 2011.

•
An adjustable rate first mortgage loan to Mr. Sabater in the original principal amount of $545,000. The interest rate on this loan is 1.875%. For 2011, the highest outstanding balance was $545,000, and

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 15, 2013

the balance outstanding at December 31, 2011 was $539,871. Mr. Sabater paid $5,129 in principal and $852 in interest on this loan in 2011.

•
A fixed-rate loan to Mr. Sanchez, a director, in the original principal amount of $341,000. The interest rate on this loan is 3.875%. For 2011, the highest outstanding balance was $320,890, and the balance outstanding at December 31, 2011 was $309,282. Mr. Sanchez paid $11,607 in principal and $12,252 in interest on this loan in 2011.

•
An adjustable rate first mortgage loan to Mr. Stock, an executive officer, in the original principal amount of $765,000. The interest rate on this loan is 2.625%. For 2011, the highest outstanding balance was $755,141, and the balance at December 31, 2011 was $134,073. Mr. Stock paid $621,068 in principal and $14,069 in interest on this loan in 2011.

Form 10-Q for the Quarterly Period Ended September 30, 2012
(4) Loans and Allowance for Credit Losses, page 14

5.	Refer to your response to our prior comment 21, and please address the following:

•
Revise your proposed disclosure to clarify exactly how updated FICO scores are incorporated into your allowance for loan loss estimates, including your second lien loans for which you do not have delinquency data. For example, clarify whether you consider FICO scores as a part of your qualitative adjustment or whether you adjust your probability of default estimates in your statistical models as a result of trends in these scores.

Response: We will expand our discussion of relevant credit quality indicators and how those indicators are incorporated into our allowance for loan loss estimates in future filings similar to the following:

While FICO scores and certain other factors are not explicitly incorporated into the Company’s allowance models, they are refreshed and monitored on a quarterly basis, and significant trends are evaluated for consideration as a qualitative adjustment to the allowance. No significant shifts in trends have been observed during the periods presented to warrant a qualitative adjustment to the Company’s allowance for loan loss levels.

•	Revise your proposed disclosure to quantify the percent of mortgage and home equity loans or lines that are junior liens.

Response: We will disclose junior lien portfolio positions in our future filings similar to the following:

As of December 31, 2012, the Company had $930.4 million and $5.4 billion of consumer home equity loans and lines of credit, which included $482.3 million and $3.2 billion, or 51.8% and 59.3%, in junior lien positions, respectively.

•	Confirm that your analysis of residential interest only loans includes all of your residential mortgages as well as home equity loans and lines of credit.

Response: Our initial October 5, 2012 response to the Staff’s comment number 21 included the Company’s interest only mortgage and home equity loans, but excluded our home equity lines of credit. The Company’s home equity line of credits are generally open-ended, revolving loans (with fixed rate lock options) with draw periods of up to 10 years along with amortizing repayment periods of up to 15 years. We currently do not

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 15, 2013

monitor delinquency rates differently for amortizing and non-amortizing lines, but instead segment our home equity line of credit portfolio by certain other risk characteristics which we monitor along with several credit quality metrics including delinquency. Our home equity lines of credit are generally underwritten considering fully drawn and fully amortizing levels. As a result, we currently do not anticipate a significant deterioration in credit quality when these home equity lines of credit begin to amortize. In addition, the percentage of the Company’s current home equity line of credits that are expected to reach their end of draw periods prior to December 31, 2018 is approximately 4.2% and not considered significant. We are currently enhancing our data capabilities to monitor home equity line of credit delinquency trends by amortizing and a non-amortizing status, and will look to expand our disclosures in future filings to discuss significant delinquency trends affecting the Company’s home equity portfolios when this information becomes available.

6.
We note your disclosure on page 98 of your Form 10-Q for the Quarterly Period Ended September 30, 2012 that approximately 40 percent of the nonperforming loan (NPL) balance in the consumer real estate secured portfolio is in a first lien position. We also note your disclosure that consumer real estate secured NPL loans may get charged off more quickly, due to the lack of equity to foreclose from a second lien position. Please tell us and revise your disclosure in future filings to discuss the following:

•
We note that you use FICO scores as an indicator of potential credit quality decline in your home equity loan portfolio. As this appears to be a lagging indicator, please discuss any other steps taken to ensure that you have captured all losses inherent in your home equity portfolio. For example, for those second lien loans for which you do own and/or service the first lien, discuss if you use the delinquency data of these loans as a proxy for those loans for which you do not own or service the first lien, particularly when those trends indicate that the first lien is delinquent but the second lien is current.

Response: We will disclose steps taken to ensure that we have captured all losses inherent in our home equity portfolios similar to the following:

The Company estimates its allowance for loan losses for home equity loans and lines of credit by segmenting its portfolio into sub-segments based on the nature of the portfolio and certain risk characteristics such as product type, lien positions and origination channels. Projected future defaulted loan balances are estimated within each portfolio sub-segment by incorporating risk parameters including the current payment status as well as historical trends in delinquency roll rates. Other assumptions including prepayment and attrition rates are also calculated at the portfolio sub-segment level and incorporated into the estimation of the likely volume of defaulted loan balances. The projected default volume is stratified across CLTV bands and a loss severity rate for each CLTV band is applied based on our historical net credit loss experience. This amount is then adjusted, as necessary, for qualitative considerations to reflect changes in underwriting, market or industry conditions or changes in trends in the composition of the portfolio, including risk composition, seasoning, and underlying collateral.

Beginning in the fourth quarter of 2012, the Company considers the delinquency status of its senior liens in cases where the Company services the senior lien. We currently service the senior lien on 22% of junior lien home equity principal balances. Of the junior lien home equity loan and line of credit balances that are current, approximately 2.2% have a senior lien that is one or more payments past due. When the senior lien is delinquent, but the junior lien is current, allowance levels are adjusted to reflect loss estimates consistent with the delinquency status of the senior lien. We also extrapolate these impacts to the junior lien portfolio where the senior lien is serviced by another investor and the delinquency status of the senior lien is presently unknown. The Company is presently undertaking an effort to source the actual delinquency status of senior

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 15, 2013

liens serviced by other servicers through the use of credit bureau data, but this initiative is not expected to be complete until late 2013.

Although the Company does not currently have the ability to track whether or not a senior lien is in default if we do not hold or service the loan, lien position is reflected in loss history and is captured as part of the historical loss experience utilized in the determination of the allowance for loan losses.

The Company’s allowance models and reserve levels are back-tested on a quarterly basis to ensure both remain within established standards. As a result, management believes that the current allowance for loan and lease losses is maintained at a level sufficient to absorb inherent losses in the portfolio.

•
For those loans for which the delinquency data on the first lien is available, disclose whether you put the second lien on non-accrual at the same time, regardless of the number of days past due. If not, discuss why not. In this regard, we refer to recent Interagency Supervisory Guidance issued by the FFIEC that reminds institutions that performance of the associated senior lien should be taken into consideration when determining the accrual policy for junior lien loans and that such factors should be considered prior to foreclosure of the senior lien or delinquency of the junior lien.

Response: For loans for which delinquency data on the senior lien is available, we do not automatically put the junior lien on non-accrual at the same time as the senior lien. As noted in our response above, we currently consider the delinquency status of the senior lien position in the allowance for loan loss estimate for the junior lien home equity loans and lines of credit. We acknowledge the interagency guidance and have evaluated the significance to our portfolio and determined it to be immaterial to our nonaccrual and interest reported during the periods presented. We note that our senior lien mortgage portfolio and junior lien home equity loans and lines of credit currently reside on separate systems and integration of these nonaccrual processes involves complexity that we are still in the process of evaluating. We will continue to evaluate the significance of this item along with our implementation plans and disclose in future filings these limitations.

•	Disclose the loss severity on your junior lien loans upon charge-off.

Response: We will disclose in future filings the loss severity rates of our junior lien positions upon charge-off similar to the following:

As of December 31, 2012, the Company’s junior lien home equity loans have a current blended loss severity of 77% and junior lien home equity lines of credit have a blended 84% loss severity.

Troubled Debt Restructurings, page 31

7.
Please revise your disclosure in future filings to include quantitative disclosure about your troubled debt restructurings for each period for which a statement of income is presented. For example, in future filings, please ensure comparative period disclosures are provided in addition to disclosures for the current periods. Refer to ASC 310-10-50-33 and 50-34.

Response: The Company acknowledges the Staff’s comment, and in future filings, beginning with our Form 10-K for the year-ended December 31, 2012, the Company will ensure comparative period disclosures are provided in addition to disclosures for current periods in accordance with ASC 310-10-50-33 and ASC 310-10-50-34.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 15, 2013

8.
We note that only $1 million of your consumer troubled debt restructurings (TDRs) during the past twelve months subsequently defaulted during the nine months ended September 30, 2012. However, we note an increase of $188 million in non-performing TDRs between December 31, 2011 and September 30, 2012 per page 31. We also note that as a result of the Chapter 7 guidance, your TDRs increased by $119 million and that these loans are required to be classified as non-accrual. Please revise future filings to explain any other differences between the change in non-performing TDRs and the amount of TDRs that were modified during the past 12 months that subsequently defaulted, including how much is due to each of the following:

•	Your policy to place consumer TDRs on non-accrual status initially until repayment is reasonably assured;

Response: The Company acknowledges the Staff’s comment and will expand its disclosures in future filings to explain significant TDR variances similar to the following:

TDRs are generally placed on nonaccrual status upon modification unless the loan was performing immediately prior to modification. TDRs may return to accrual status after demonstrating at least six consecutive months of sustained payments after modification so long as the Company believes the principal and interest of the restructured loan will be paid in full. To the extent the TDR is determined to be collateral dependent and the source of repayment depends on the operation of the collateral, the loan may be returned to accrual status based on the foregoing parameters. To the extent the TDR is determined to be collateral dependent and the source of repayment depends on the disposal of the collateral, the loan may not be returned to accrual status.

TDRs initially placed on non-accrual status which have not yet sustained six consecutive months of payments, and as a result, repayment is not yet deemed reasonably assured increased by approximately $229.2 million for the nine-month period ended September 30, 2012 primarily due to regulatory guidance issued by the OCC, the Bank’s primary regulator, and the Company’s continuing efforts to meet the needs of its customers and maximize the ultimate recovery of its receivables. TDRs returned to accrual or paid off during the nine-month period ended September 30, 2012 decreased the Company’s non-performing TDR balance by approximately $52.7 million. In addition, balances of non-performing TDRs decreased due to charge-offs and pay-downs by approximately $38.6 million from December 31, 2011 to September 30, 2012.

•	An increase in non-performing TDRs that were modified more than twelve months ago;

Response: The Company acknowledges the Staff’s comment and will expand its disclosures in future filings to explain significant TDR variances similar to the following:

Nonperforming TDRs which were previously performing at December 31, 2011 increased approximately $50.1 million.

•	Any difference in how you define a non-performing TDR as compared to a subsequently defaulted TDR; and

Response: TDRs that are on non-accrual status are considered non-performing TDRs. As a result, the Company’s definition of non-performing TDRs and subsequently defaulted TDRs had no impact to the change in non-performing TDRs for the nine-month period ended September 30, 2012.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 15, 2013

Refer to the Company’s response to the Staff’s comment number 9 below for a discussion of the Company’s definition of subsequently defaulted TDRs.

•	Any other reasons to the extent they are material.

Response: Refer to the Company’s previous responses noted above.

9.
Please revise your disclosure in future filings to define how you interpret the term “subsequently defaulted” as disclosed on page 33. For example, define the amount of time a loan must be past due to be considered to have subsequently defaulted.

Response: The Company acknowledges the Staff’s comment and will define the term “subsequently defaulted” in future filings. The Company’s previous policy was to define subsequent re-defaults for TDRs as defaults occurring after a loan had returned to accrual status subsequent to the modification. Effective December 31, 2012, the Company will define subsequent default as 90 days past due at any time during the reporting period for all of its TDRs. This policy change will be applied retrospectively and is not expected to have an impact to our allowance for loan loss estimates, non-performing loan disclosures or any other credit metrics.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73; Income tax provision/(benefit), page 92

10.
Please refer to our prior comments 23 and 24. Your reversal of your deferred tax valuation allowance appears to have relied heavily on your ability to generate sufficient future taxable income. You state in your response that since 2009, when you first reversed a portion of your valuation allowances based on projected taxable income, variances between your forecasts and actual performance have not been significant enough to alter your conclusions with regards to the realizability of your deferred tax assets. Please address the following:

•
Specifically discuss whether you have updated your forecasts since 2009 to incorporate the dilution of your interest in SCUSA to 65% or whether you contemplated the dilution or sale of a significant portion of SCUSA in your original estimates. In this regard, your pro-forma information disclosed on page 84 indicates a significant decrease in net income during the reported periods as a result of the transaction, which appears to conflict with your statement that your actual results have not varied materially from your forecasted results in 2009. If you did not update your forecasts, please explain why not in light of these disclosures.

Response: The financial performance forecasts of the Company as well as the assumptions and factors considered in the deferred tax asset realization analysis used to assess the adequacy of the valuation allowance as of December 31, 2011 were updated in December 2011 to reflect the impact of the dilution of SHUSA’s interest in SCUSA to 65%.

•	If you do update your forecasts, discuss the frequency of those updates.

Response: The deferred tax asset realization analysis is updated at each year-end, using the most recent forecasts. An assessment is made quarterly as to whether the forecasts and assumptions used in the deferred tax asset realization analysis should be revised in light of any changes that have occurred or are expected to occur that would significantly impact the forecasts or modeling assumptions.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 15, 2013

•
Specifically discuss the amount of forecasted net income you would need to generate in order to realize your current deferred tax assets, and discuss the time horizon over which you would have to generate this income.

Response: The Company needs to generate a total of $2.7 billion of taxable income to realize the entire deferred tax asset as of December 31, 2011. Of that amount, $1.7 billion of taxable income must be generated within allowable carry-forward periods that extend until 2029. Based on current forecasts, the Company expects to have generated sufficient taxable income during the carry-forward periods to realize the entire deferred tax asset.

•	Specifically discuss each significant assumption used in your analysis, and discuss the source of each assumption.

Response: The Company bases its expectations of future earnings, which are used to assess the realizability of its deferred tax assets, on financial performance forecasts of its operating subsidiaries and unconsolidated investees. Estimates used in these forecasts are reviewed and approved at least annually by management. The significant assumptions used in the Company’s December 31, 2011 deferred tax asset valuation allowance analysis were as follows: (a) estimates of the Company’s long-term annual growth rate, based on the Company’s long-term economic outlook in the U.S.; (b) estimates of the dividend payout ratio income from its equity method investment in SCUSA, based on the current policies and practices of SCUSA; (c) estimates of book income to tax income differences, based on the analysis of historical differences and the historical timing of the reversal of temporary differences; (d) estimate of tax credits to be earned on current investments, based on the Company’s evaluation of the credits applicable to each investment; and (e) estimates of applicable state tax rates based on current/most recent enacted tax rates and state apportionment calculations.

Allowance for Credit Losses, page 100

11.
We note your disclosure on page 102 that the unallocated allowance for loan losses was $3.7 million at September 30, 2012 and $23.8 million at December 31, 2011. We also note your disclosure on page 21 that you recorded a $37 million recovery to the unallocated portion of your allowance during the three month period ended September 30, 2012, compared to a total net provision of $71 million. Please revise your future filings to address the following related to your unallocated allowance:

•	Discuss the reason for this decline, including the factors that you consider in calculating the unallocated allowance and whether those factors are representative of the imprecision in your estimate.

Response: The reduction of our unallocated allowance at September 30, 2012 was a specific allocation from previously unallocated reserves to specific portfolio segments primarily due to the regulatory guidance issued by our bank’s primary regulator (OCC) requiring loans discharged under Chapter 7 bankruptcy and not reaffirmed by the borrower to be reported as nonaccrual and collateral dependent, regardless of their delinquency status. As a result, the Company recorded an increase of $111.6 million in nonperforming loans and an additional $30.3 million in charge-offs. Our models did not consider the impact of this guidance prior to September 30, 2012. Since the basis for our unallocated reserves is to account for a level of imprecision in management’s estimation process, we believe this represented an appropriate reason for the decline during this quarter. See below for further discussion regarding the Company’s unallocated allowance methodology.

•	To the extent that you consider factors in your unallocated allowance that are excluded from the calculation of your allocated allowance, such as macro-economic and environmental factors,

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 15, 2013

please specifically discuss the nature of those factors and the impact that each factor has on your determination of the appropriate level of unallocated allowance.

Response: The unallocated portion of the Company’s allowance for loan and lease losses provides for other loss factors inherent in its loan portfolio that may not have been contemplated in the general and specific components of the allowance. Accordingly, we may consider qualitative or environmental factors that are likely to cause estimated credit losses associated with the Company’s existing portfolio to differ from historical loss experience. This requires the Company to exercise significant judgment to apply adjustments to its model results.

Because determination of the appropriate allowance for loan and lease loss is inevitably imprecise and requires a high degree of management judgment, it has been the Company’s practice to limit, but not eliminate, management’s discretion while improving transparency to its allowance estimation process by maintaining the unallocated amount within 5% of the Company’s overall allowance for loan and lease loss estimate primarily to reflect inherent imprecision in the Company’s allowance models. This practice has been consistently applied.

The Company’s allocated reserves are principally based on its various models subject to the Company’s Model Risk Management framework. New models are approved by the Company’s Models Committee and inputs are reviewed periodically by the Company’s internal audit function. Models, inputs and documentation are further reviewed and validated at least annually, and the Company completes a detailed variance analysis of historical model projections against actual observed results on a quarterly basis. Required actions resulting from the Company’s analysis, if necessary, are governed by its Credit Loss Reserve Committee.

Reserve levels are collectively reviewed for adequacy and approved quarterly by board level committees. Accordingly, absent significant other factors to the contrary, Management considers an unallocated position of 5% or less of the overall allowance is reasonably sufficient to absorb imprecisions of models to otherwise provide for coverage of inherent losses in the Company’s entire loan and lease portfolio. Period-to-period changes in the Company’s historical unallocated allowance for loan and lease loss positions are considered in light of these factors. The Company is evaluating increased disclosures for future filings regarding its evaluation of unallocated positions.

•
Discuss any changes in your consideration of these factors over time, and how trends in these factors have impacted your results during the reported periods. For example, it is unclear why you recorded a $32 million provision during the three months ended June 30, 2012 but recorded a $37 million recovery during the three months ended September 30, 2012. Discuss the factors present during the second quarter of 2012 that were not present or were resolved during the third quarter of 2012. Provide this discussion for each reported period in enough detail that a reader may understand whether past results are indicative of future trends.

Response: Refer to the Company’s previous response noted above.

In connection with responding to your comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 15, 2013

Should you require further clarification of any of the issues raised in this letter, please contact Guillermo Sabater at (617) 757-5610.
Sincerely,

/s/ Guillermo Sabater

Guillermo Sabater
Chief Financial Officer

cc: Jorge Moran, Chief Executive Officer